August 16, 2018

By email to jclayton@okrigfab.com

Jason Clayton, President

Sixty Six Oilfield Services, Inc.

Five Star Rig and Supply P.O. Box 96406
Oklahoma City, Oklahoma 73149

Re: Letter of intent to acquire Fluid End Sales, Inc.

Dear Mr. Clayton:

Please consider this letter as an expression of interest by 10sion Holdings, Inc. a Florida corporation, to acquire Fluid End Sales, Inc. (d/b/a Five Star Rig & Supply), an Oklahoma corporation and wholly owned subsidiary of Sixty Six Oilfield Services, on the terms and conditions set forth below and in Exhibit A. If Sixty Six Oilfield Services would like to work towards the completion of this acquisition, please sign and date this letter on the last page and return a scan to me by email. Upon your acceptance, this letter will become a legally binding, conditional letter intent. The time frame for contract and closing requires both the S-1 clearing the SEC and raising both debt and equity funding with the intent to be listed on a fully reporting major institutional exchange.

10sion’s management understands that Sixty Six Oilfield Services acquired Fluid End Sales as of July 9, 2018 pursuant to a Stock Exchange Agreement and that this transaction is closed. The Stock Exchange Agreement provided the option to spin off of Sixty Six’s subsidiary, 66 Oilfield Services, LLC to its original owners. Since Sixty Six Oilfield Services is listed on an entry level developmental exchange and a full audit is required to become fully reporting on a major listed exchange, the spin off by the Company of its subsidiary may present an audit challenge and prevent a stand -alone audit to be completed on the Company. Further, due to the current listing level, the Company may be unable to sell shares of its common stock to partially fund the equity portion of the amount of the purchase of oil drilling rigs without dramatically increasing the number of its authorized common stock or affecting a reverse stock split. The resulting price per share which Sixty Six Oilfield Services could expect to sell shares for could then be minimal or significant dilution could occur such that shares representing control would be required to be sold to the public which could impede the viability of Sixty Six and as such Sixty Six would not be able to complete its own Form S-1 registration. For these reason, among others, 10sion believes that the acquisition of Fluid End Sales by 10sion is in the best interest of the shareholders of both Sixty Six Oilfield Services, Inc. and 10sion.

Based on our business relationship, 10sion has obtained information about Fluid End and Sixty Six Oilfield Services has obtained information about 10sion. Fluid End Sales’ 2017 revenue is $6,643,040 with net profit of $342,392 after audit adjustments.

With the acceptance of this Letter of Intent, 10sion expects to file a Form S-1 registration statement with the SEC and will seek a listing on a major institutional New York Stock Exchange such as the American Stock Exchange for the purposes of (a) selling common stock with net proceeds in a minimum/maximum offering sufficient (i) to acquire York & Chapel, Corp., a Connecticut corporation engaged in digital marketing, (ii) provide funding of $20 million to Fluid End for partial funding (equity portion) of a purchase and resale of 6 or more oil drilling rigs and (iii) provide $6.5 million as a down payment against a total price $10.5 million for the purchase of 3,000,000 shares of Sixty Six Oilfield Services Series A-1 Preferred Stock, and (b) the distribution as a dividend to its stockholders by Sixty Six Oilfield Services of 20,000,000 shares of 10sion’s common stock received as consideration for 10sion’s acquisition of Fluid End. The shares of 10sion may be adjusted with approval at closing based on the equity required to be sold to the investment market for said funding. The balance of the purchase price for the Series A-1 Preferred Stock will be due twelve months from closing and 10sion will deliver at closing common stock equal to ten percent of 10sion’s equity as additional consideration for the purchase of the Series A-1 Preferred Stock.

Net proceeds from the sale of 10sion’s common stock pursuant to the registration statement will be first applied to the acquisition of York & Chapel and thereafter to the funding of Fluid End. 10sion’s sale of common stock for purposes of the acquisition and funding are implicitly conditions to closing the acquisition of both York & Chapel and Fluid End. In addition, an explicit condition to closing the acquisition of Fluid End is a commitment for debt funding in the amount estimated of $30 million which in combination with the partial funding (equity portion) will be sufficient to fund the purchase of the 6 or more oil drilling rigs identified above. Upon receipt in escrow net proceeds from 10sion’s sale of common stock sufficient to acquire York & Chapel and to partially fund (equity portion) of the purchase of oil drilling rigs, an agreement with ordinary and customary provisions for a transaction of the type described above will be prepared for the closing of 10sion’s acquisition of Fluid End Sales.

Jason Clayton and Jimmy Joslin, or their designees will be elected as directors of 10sion for a minimum of five terms of one year each with annual automatic renewals as approved by the Board and shareholders. Mr. Clayton’s and Mr. Joslin’s executive management positions and employment agreements with Fluid End Sales will be affirmed by 10sion; provided, that their compensation and benefits packages are or will be adjusted within oil and gas industry standards for companies of the type and size of Fluid End Sales. Messrs. Clayton and Joslin will have full management control and decision making authority with respect to the business and oil and gas strategy of Fluid End Sales as a wholly owned subsidiary of 10sion; provided, that Fluid End Sales will create a board of advisors to consult with its management on oil and gas strategy. Not less than seventy percent of Fluid End Sales net profits will be retained in Fluid End Sales to advance its business.

Thank you for your consideration of this letter of intent. If you require more information, please give me a call at 908-462-2766.

Sincerely,

/s/ Kenneth D. Bland
Kenneth D. Bland
Chief Executive Officer

Accepted and Agreed:

Sixty Six Oilfield Services, Inc.

/s/ Jason Clayton
Jason Clayton, President
August 20, 2018

EXHIBIT A

11 Deal points from email negotiations

1.	5 Star will be acquired by 10sion Holdings Inc. for $10.5 Million USD.
2.	5 Star will receive $6 million USD upon closing of the acquisition.
3.	5 Star will receive $4.5 Million USD 12 months after initial payment.
4.	5 Star will receive 40% equity in parent company with non-dilutive waiver clause.
5.	5 Star will have final decision authority on oil and gas division strategy.
6.	5 Star will create oil and gas division board of advisors.
7.	5 Star will have two seats on 10sion Holdings Inc BOD.
8.	5 Star senior executive compensation package will be negotiated with acquisition agreement according to oil and gas industry standards.
9.	5 Star ownership of common stock and exit strategy will be negotiated with acquisition agreement.
10.	5 Star has control of the net profit from the rig sales with at least 70% going to 5 Star division.
11.	5 Star will be paid a break up fee to be negotiated if 5 star is not paid the balance of the acquisition fee on or before 12 months after the initial payment.